Exhibit 23.1


                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Enterprise Bancorp, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Enterprise Bancorp, Inc. relating to the offering of shares of Common Stock pursuant to the 2003 Stock Incentive Plan of our report dated March 6, 2003, with respect to the consolidated balance sheets of Enterprise Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report is included in the December 31, 2002 annual report on Form 10-K of Enterprise Bancorp, Inc.

Our report refers to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and SFAS No. 147, "Acquisition of Certain Financial Institutions".


/s/  KPMG LLP


Boston, Massachusetts
May 6, 2003